UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 05, 2016

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Circ re. proposed sell down of shares in BAGL - 05 April 2016

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 05, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 05, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

5 April 2016

Barclays PLC

Publication of circular relating to the proposed sell down
of shares in Barclays Africa Group Limited ("BAGL")

On 1 March 2016, as part of a set of strategic initiatives, Barclays PLC ("Barclays") announced its intention to sell down its sixty two per cent. shareholding in BAGL over the next two to three years, to a level which will permit Barclays to de-consolidate BAGL from a regulatory perspective and, prior to that, from an accounting perspective, subject to shareholder and regulatory approvals if and as required.

Barclays continues to consider various options, both strategic and capital markets led, to implement the proposed sell down. As part of this process, and to give Barclays flexibility to implement capital markets transactions ("On-market Disposals" as described below), prior approval of shareholders is being sought for any such transactions which would result in the accounting de-consolidation of BAGL at a General Meeting of Barclays to be held on 28 April 2016 immediately following Barclays' 2016 Annual General Meeting. Accounting de-consolidation, which is expected to take place when a transaction results in the Company no longer having control over BAGL (a "De-consolidating Transaction"), requires Barclays shareholder approval as a Class 1 transaction under the Listing Rules.

An On-market Disposal may be effected in accordance with the JSE Rules and through any of the central order book of the JSE Limited equities trading system (where the counterparty would not be known in advance of the transaction and the price would be determined by reference to the prevailing market price on that system), a bought deal or, for larger On-market Disposals, via an accelerated bookbuilt offering. Should Barclays choose to undertake a disposal of its holding which does not constitute a De-consolidating Transaction, that disposal would not require shareholder approval.

A circular, containing a notice convening the General Meeting (the "Circular"), has been posted to shareholders today. Further details of the disposal authority to be sought from shareholders, together with a brief Barclays trading update (as set out below and as required by the Listing Rules) are set out in the Circular, which also includes the Board's unanimous recommendation that shareholders vote in favour of the proposed disposal authority.

Trading update
Barclays' focus remains on the accelerated rundown of Non-Core, continued progress in our Core Barclays UK and Corporate & International businesses in order to deliver strong returns to shareholders, and on capital. Consistent with comments in Barclays' results announcement for the year ended 31 December 2015, Non-Core income in Q116 is expected to deteriorate further compared to prior quarters, principally as a result of the impact of continued spread widening on the fair valuation of the ESHLA portfolio. In Barclays' investment banking operations, income in January and February was broadly in line with the same period last year. However, in light of current market conditions for investment banking and on the back of a particularly strong March in 2015, the Board of Barclays does not expect as strong a performance from its investment banking operations for the whole of Q1 this year. Barclays' results for Q116 will be announced on or around 27 April 2016.

Barclays Investment Bank, Citigroup and J.P. Morgan Cazenove are assisting Barclays with respect to its announced intention to reduce its shareholding in BAGL to enable regulatory deconsolidation.

Ends

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0) 20 7116 4943	+44 (0) 20 7116 6927

A copy of the Circular can be downloaded from the Company's website at home.barclays/gm. A copy of the Circular will also be submitted to the National Storage Mechanism and, once submitted, will be available for inspection at http://www.morningstar.co.uk/uk/NSM.

Capitalised terms used in this announcement which are otherwise undefined have the meanings given to such terms in the Circular.

Barclays Bank PLC is authorised by the Prudential Regulatory Authority and regulated by the Financial Conduct Authority and the Prudential Regulatory Authority, is acting for Barclays PLC only in connection with the De-consolidating Transaction and will not be responsible to anyone other than Barclays PLC for providing the protections offered to the clients of Barclays Bank PLC, nor for providing advice in relation to the De-consolidating Transaction or any matters referred to in this announcement.

Citigroup Global Markets Limited is authorised by the Prudential Regulatory Authority and regulated by the Financial Conduct Authority and the Prudential Regulatory Authority, is acting for Barclays PLC only in connection with the De-consolidating Transaction and will not be responsible to anyone other than Barclays PLC for providing the protections offered to the clients of Citigroup Global Markets Limited, nor for providing advice in relation to the De-consolidating Transaction or any matters referred to in this announcement.

J.P. Morgan Limited (which conducts its UK investment banking activities as J.P. Morgan Cazenove) is authorised and regulated by the Financial Conduct Authority, is acting for Barclays PLC only in connection with the De-consolidating Transaction and will not be responsible to anyone other than Barclays PLC for providing the protections offered to the clients of J.P. Morgan Limited, nor for providing advice in relation to the De-consolidating Transaction or any matters referred to in this announcement.

The BAGL Shares have not been and will not be registered under the Securities Act and may not be offered or sold in or into the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with the UK Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with laws and regulations of any jurisdiction outside of England.

About Barclays
Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.
With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.
For further information about Barclays, please visit our website home.barclays.

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the proposed Disposal, the implementation of the Disposal Authority, Barclays' intention with respect to its BAGL shareholding after any De-consolidating Transaction and the expected impact on the Group, the Group's future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the strategic cost programme and the Group Strategy Update, run-down of assets and businesses within Barclays Non-Core, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under IFRS, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets, particularly those with significant South African exposure; the timing and nature of regulatory approvals in connection with the Disposal, the ability of Barclays to successfully deploy the proceeds of the Disposal transaction, the timing of the sale by Barclays of its BAGL shares and the amount of consideration which Barclays receives for its BAGL shares; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implementation of the strategic cost programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Additional risks and factors which may impact the Group's future financial condition and performance are identified in our filings with the SEC including our Annual Report on Form 20-F for the fiscal year ended 31 December 2015 (2015 20-F), which are available on the SEC's website at http://www.sec.gov; and in our Annual Report for the fiscal year ended 31 December 2015, which is available on the Barclays Investor Relations website at www.barclays.com/investorrelations.

Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays' expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the SEC, including the 2015 20-F.